SWANK, INC.
90 Park Avenue, 13th Floor
New York, NY 10016

November 24, 2010

Via Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE:      Swank, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 001-05354
Comment Letter dated November 15, 2010

Dear Mr. Reynolds:

By letter dated November 15, 2010, the staff (the “Staff”) of the Securities and Exchange Commission provided comments to the Form 10-K of Swank, Inc. (the “Company”) for the fiscal year ended December 31, 2009, filed with the Commission on March 31, 2010.  In the November 15, 2010 letter, the Staff requested that the Company respond to the comments within 10 business days or otherwise advise the Staff of the timing of the Company’s response.

The Company hereby requests additional time to respond to the Staff’s comments.  The Company intends to provide its response on or before December 10, 2010.

If you have any questions regarding this letter, please contact the undersigned at (508) 977-4484.

Very truly yours,

SWANK, INC.

/s/ Jerold R. Kassner

Jerold R. Kassner, Executive Vice President

cc:        Shehzad Biazi, Esq.
United States Securities and Exchange Commission

David Link, Esq.
United States Securities and Exchange Commission

Mr. John Tulin
Swank, Inc.

William D. Freedman, Esq.
Joseph Walsh, Esq.
Troutman Sanders LLP